

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 21, 2013

Via E-mail
Howard D. Polsky
General Counsel and Secretary
K12 Inc.
2300 Corporate Park Drive
Herndon, VA 20171

   Re: K12 Inc.
     Form 10-K for the Year Ended June 30, 2012
     Filed September 12, 2012
     File No. 001-33882

Dear Mr. Polsky:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days and indicate that you will comply with our comments in future filings. Confirm in writing that you will do so and also explain to us how you intend to comply. If you do not believe our comments apply to your facts and circumstances or do not believe compliance in future disclosure is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

Item 1. Business, page 1

Academic Performance, page 10

1. Please discuss whether you are required to test the students enrolled in your managed public schools using state proficiency tests and/or meet the Adequate Yearly Progress requirements of No Child Left Behind Act. If so, please discuss the academic performance of your students under these academic performance measures. Discuss the extent to which academic performance at your managed public schools impacts the granting or revocation of state charters for your schools.

Item 1A. Risk Factors, page 29

2. Public reports indicate that virtual public schools, including some of your schools, experience significant student attrition throughout the school year. Please supplement your risk factor disclosure to describe this issue and any negative impact it has on your operations and financials, or explain why such disclosure is unnecessary. Also expand your disclosure under Management's Discussion and Analysis to discuss student attrition across all your schools, how it impacts your financial results, including public funding of your managed schools, and any trends in this regard.

Item 3. Legal Proceedings, page 45

3. Please disclose the relief sought in the IpLearn matter. In addition, please tell us what consideration you have given to disclosing the Florida Department of Education's investigation into your teacher certification practices. Refer to Item 103 of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 53

Managed Public Schools, page 59

4. If accurate, disclose that the Managed Public Schools Average Student Enrollments figures (page 68) include enrollments for which you receive no public funding and quantify the amount of such enrollments for each period. Explain that in certain states you enroll students after the date by which these states will provide funding. Discuss how acceptance of these unfunded students impacts your financial results and disclose any trends in this regard.

Results of Operations, page 68

5. Please discuss net income (loss) for each period.

Definitive Proxy Statement Incorporated by Reference into Part III of Form 10-K

Summary Compensation Table for Fiscal Year 2012, page 39

6. It appears that you reported the discretionary portion of the 2012 cash bonuses within the Nonequity Incentive Plan Compensation column. Consistent with the disclosure on page 34, please report these types of discretionary payments within the Bonus column. Refer to Question 119.02 of Regulation S-K's Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Grants of Plan-Based Awards During Fiscal Year 2012, page 40

7. Please report option awards in the columns required by Regulation S-K Item 402(d).

8. Please tell us how you reflected Mr. Packard's fiscal 2012 stock option awards and restricted stock awards in the summary compensation table and grants of plan-based awards table, separately addressing those that are performance-based versus time-based.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph Kempf, Senior Staff Accountant, at 202-551-3352 or Ivette Leon, Assistant Chief Accountant, at 202-551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at 202-551-3458 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director